UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)* {see Introduction below}

Learning Tree International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

522015106

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ {see Introduction below}

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015106	13D	Page 2 of 27 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,771
	8.	Shared Voting Power 483,778 (1)
	9.	Sole Dispositive Power 831,771
	10.	Shared Dispositive Power 483,778 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Mill Road Fund and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Mill Road Fund may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Mill Road Fund that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 3 of 27 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,771
	8.	Shared Voting Power 483,778 (1)
	9.	Sole Dispositive Power 831,771
	10.	Shared Dispositive Power 483,778 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Mill Road Fund GP and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Mill Road Fund GP may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Mill Road Fund GP that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 4 of 27 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,315,549 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,315,549 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that Mr. Lynch and the other Reporting Persons (as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that Mr. Lynch may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Lynch that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 5 of 27 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,315,549 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,315,549 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that Mr. Scharfman and the other Reporting Persons (as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that Mr. Scharfman may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Scharfman that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 6 of 27 Pages

1.	Names of Reporting Persons. Lane Five Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,236
	8.	Shared Voting Power 989,313 (1)
	9.	Sole Dispositive Power 326,236
	10.	Shared Dispositive Power 989,313 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents or includes an aggregate of 989,313 shares directly held by the Mill Road Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Lane Five Fund and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Fund may be so deemed to have beneficial ownership of these 989,313 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Fund that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 7 of 27 Pages

1.	Names of Reporting Persons Lane Five Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,236
	8.	Shared Voting Power 989,313 (1)
	9.	Sole Dispositive Power 326,236
	10.	Shared Dispositive Power 989,313 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Represents or includes an aggregate of 989,313 shares directly held by the Mill Road Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Lane Five Fund GP and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Fund GP may be so deemed to have beneficial ownership of these 989,313 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Fund GP that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 8 of 27 Pages

1.	Names of Reporting Persons. Lane Five Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,778
	8.	Shared Voting Power 831,771 (1)
	9.	Sole Dispositive Power 483,778
	10.	Shared Dispositive Power 831,771 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) PN; IA

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund (as defined in the Introduction below) that the Lane Five Advisor and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Advisor may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Advisor that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 9 of 27 Pages

1.	Names of Reporting Persons. Lane Five Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,778
	8.	Shared Voting Power 831,771 (1)
	9.	Sole Dispositive Power 483,778
	10.	Shared Dispositive Power 831,771 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund (as defined in the Introduction below) that the Lane Five Advisor GP and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Advisor GP may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Advisor GP that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 10 of 27 Pages

1.	Names of Reporting Persons. Lisa O’Dell Rapuano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,778
	8.	Shared Voting Power 831,771 (1)
	9.	Sole Dispositive Power 483,778
	10.	Shared Dispositive Power 831,771 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund (as defined in the Introduction below) that Ms. Rapuano and the other Reporting Persons (as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that Ms. Rapuano may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ms. Rapuano that she is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 11 of 27 Pages

1.	Names of Reporting Persons. Pleiades Investment Partners—LA, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 157,542
	8.	Shared Voting Power 1,158,007 (1)
	9.	Sole Dispositive Power 157,542
	10.	Shared Dispositive Power 1,158,007 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents or includes an aggregate of 1,158,007 shares directly held by the Mill Road Fund and the Lane Five Fund (each, as defined in the Introduction below) that the Pleiades Fund (as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Pleiades Fund may be so deemed to have beneficial ownership of these 1,158,007 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Pleiades Fund that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	Page 12 of 27 Pages

Introduction.

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (the “Mill Road Fund”), Mill Road Capital GP LLC, a Delaware limited liability company (the “Mill Road Fund GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Mill Road Reporting Persons”) on October 29, 2012, as amended by the Amendment No. 1 on Schedule 13D filed by the Mill Road Reporting Persons on November 13, 2012 (such filing, as so amended and as amended herein, this “Schedule 13D”), amends and restates this Schedule 13D in its entirety for purposes of (i) satisfying the reporting requirement under Rule 13d-1(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Lane Five Partners LP, a Delaware limited partnership (the “Lane Five Fund”), Lane Five Partners GP LLC, a Delaware limited liability company (the “Lane Five Fund GP”), Lane Five Capital Management LP, a Delaware limited partnership (the “Lane Five Advisor”), Lane Five Capital Management, LLC, a Maryland limited liability company (the “Lane Five Advisor GP”), and Lisa O’Dell Rapuano (collectively, the “Lane Five Reporting Persons”), (ii) satisfying the initial reporting requirement under Rule 13d-1(a) promulgated under the Exchange Act of Pleiades Investment Partners—LA, L.P., a Delaware limited partnership (the “Pleiades Fund” and, together with the Lane Five Reporting Persons, the “Supporting Reporting Persons”), and (iii) integrating the disclosure provided pursuant Section 13(d) of the Exchange Act and the rules promulgated thereunder by the Mill Road Reporting Persons and the Supporting Reporting Persons into a single schedule, all as a result of the Voting Agreement entered into by the Mill Road Fund, the Lane Five Fund, the Lane Five Advisor and the Pleiades Fund on November 9, 2012 (the “Voting Agreement”). The Mill Road Reporting Persons and the Supporting Reporting Persons are referred to in this Schedule 13D as the “Reporting Persons,” and each of them is referred to in this Schedule 13D as a “Reporting Person.”

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock. The address of the Issuer’s principal executive offices is 1805 Library Street, Reston, Virginia 20190.

Item 2.	Identity and Background

This Schedule 13D is being filed by the Reporting Persons, who have entered into a Joint Filing Agreement dated November 19, 2012, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) promulgated under the Exchange Act. Information disclosed in this Schedule 13D with respect to any Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information disclosed in this Schedule 13D with respect to any other Reporting Person except to the extent provided by Rule 13d-1(k) promulgated under the Exchange Act.

CUSIP No. 522015106	Page 13 of 27 Pages

The disclosures required by Item 2 of Schedule 13D under the Exchange Act for the Mill Road Reporting Persons, the Lane Five Reporting Persons and the Pleiades Entities (as defined below), respectively, are set forth below.

Mill Road Reporting Persons.

(a) The names of the Mill Road Reporting Persons are Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch and Scott P. Scharfman. The Mill Road Fund GP is the sole general partner of the Mill Road Fund. Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the Mill Road Fund GP and, in this capacity, are referred to in this Schedule 13D as the “Mill Road Managers.”

(b) The business address of each of the Mill Road Managers, and the address of the principal business and the principal office of each of the Mill Road Fund and the Mill Road Fund GP, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the Mill Road Fund is investing in securities. The principal business of the Mill Road Fund GP is acting as the sole general partner of the Mill Road Fund. The present principal occupation or employment of each Mill Road Manager is as a management committee director of each of the Mill Road Fund GP and Mill Road Capital Management LLC, a Delaware limited liability company (the “Mill Road Management Company”), which provides advisory and administrative services to the Mill Road Fund GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830. The Mill Road Fund GP has the principal business described above in this paragraph and the address of its principal business and its principal office is described in paragraph (b) above.

(d) None of the Mill Road Fund, the Mill Road Fund GP and the Mill Road Managers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Mill Road Fund, the Mill Road Fund GP and the Mill Road Managers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of the Mill Road Fund and the Mill Road Fund GP is organized under the laws of the state of Delaware. Each Mill Road Manager is a citizen of the United States.

Lane Five Reporting Persons.

(a) The names of the Lane Five Reporting Persons are Lane Five Partners LP, Lane Five Partners GP LLC, Lane Five Capital Management LP, Lane Five Capital Management, LLC and Lisa O’Dell Rapuano. The Lane Five Fund GP is the sole general partner of the Lane Five Fund. The Lane Five Advisor provides investment advisory services to the Lane Five Fund and to the Pleiades Fund. The Lane Five Advisor GP is the sole general partner of the Lane Five Advisor. Ms. Rapuano is a managing member of each of the Lane Five Fund GP and the Lane Five Advisor GP.

CUSIP No. 522015106	Page 14 of 27 Pages

(b) The business address of Ms. Rapuano, and the address of the principal business and the principal office of each of the Lane Five Fund, the Lane Five Fund GP, the Lane Five Advisor and the Lane Five Advisor GP, is 1122 Kenilworth Drive, Suite 313, Towson, MD 21204.

(c) The principal business of the Lane Five Fund is investing and trading in a wide variety of securities and financial instruments. The principal business of the Lane Five Fund GP is acting as the sole general partner of the Lane Five Fund. The principal business of the Lane Five Advisor is serving as an investment manager, including for the Lane Five Fund and the Pleiades Fund. The principal business of the Lane Five Advisor GP is acting as the sole general partner of the Lane Five Advisor. The present principal occupation or employment of Ms. Rapuano is serving as a managing member of each of the Lane Five Advisor GP and the Lane Five Fund GP, which have the respective principal businesses described above in this paragraph and the respective addresses of their respective principal businesses and of their respective principal offices described in paragraph (b) above.

(d) None of the Lane Five Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Lane Five Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of the Lane Five Fund, the Lane Five Fund GP and the Lane Five Advisor is organized under the laws of the state of Delaware, and the Lane Five Advisor GP is organized under the laws of the state of Maryland. Ms. Rapuano is a citizen of the United States.

Pleiades Entities.

(a) The name of the Pleiades Fund is Pleiades Investment Partners—LA, L.P. Veritable Partnership Holding, Inc., a Delaware corporation (“VPHI”), is the sole general partner of the Pleiades Fund. Veritable, LP, a Delaware limited partnership (“Veritable”), is the sole stockholder of VPHI. The Pleiades Fund, VPHI and Veritable are referred to in this Schedule 13D collectively as the “Pleiades Entities,” and each of them is referred to in this Schedule 13D as a “Pleiades Entity.”

(b) The address of the principal business and the principal office of each of the Pleiades Entities is 6022 West Chester Pike, Newtown Square, PA 19073.

(c) The principal business of the Pleiades Fund is acting as a pooled investment vehicle. The principal business of VPHI is acting as a general partner of pooled investment vehicles. The principal business of Veritable is acting as a U.S. Securities and Exchange Commission Registered Investment Adviser.

(d) No Pleiades Entity has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 522015106	Page 15 of 27 Pages

(e) No Pleiades Entity was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of the Pleiades Entities is organized under the laws of the state of Delaware.

Set forth on Annex I attached hereto is the information required to be disclosed pursuant to Item 2 of Schedule 13D under the Exchange Act for certain other persons related to VPHI and Veritable.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosures required by Item 3 of Schedule 13D under the Exchange Act for the Mill Road Reporting Persons, the Lane Five Reporting Persons and the Pleiades Entities, respectively, are set forth below.

Mill Road Reporting Persons.

The Mill Road Fund acquired beneficial ownership of an aggregate of 831,771 shares of Common Stock for $7,454,551.65 using working capital from the Mill Road Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Mill Road Fund with a broker on customary terms and conditions.

On November 9, 2012, the Mill Road Fund entered into the Voting Agreement, which is attached hereto as Exhibit 5 and described in Item 6 of this Schedule 13D. As described in Item 5 of this Schedule 13D, as a result of the Voting Agreement, the Mill Road Reporting Persons may be deemed to have acquired beneficial ownership of the aggregate of 483,778 shares of Common Stock directly held by the Lane Five Fund and the Pleiades Fund. No Mill Road Reporting Person paid any cash consideration in connection with the execution and delivery of the Voting Agreement, and thus no funds were used for such purpose.

Lane Five Reporting Persons.

The Lane Five Fund acquired beneficial ownership of an aggregate of 326,236 shares of Common Stock for $3,507,345 using working capital from the Lane Five Fund.

On November 9, 2012, the Lane Five Fund and the Lane Five Advisor entered into the Voting Agreement. As described in Item 5 of this Schedule 13D, as a result of the Voting Agreement, the Lane Five Reporting Persons may be deemed to have acquired beneficial ownership of the 831,771 shares of Common Stock directly held by the Mill Road Fund. No Lane Five Reporting Person paid any cash consideration in connection with the execution and delivery of the Voting Agreement, and thus no funds were used for such purpose.

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The Pleiades Entities.

The Pleiades Fund acquired beneficial ownership of an aggregate of 157,542 shares of Common Stock for $1,756,933 using working capital from the Pleiades Fund.

On November 9, 2012, the Pleiades Fund entered into the Voting Agreement. As described in Item 5 of this Schedule 13D, as a result of the Voting Agreement, the Pleiades Fund may be deemed to have acquired beneficial ownership of the aggregate of 1,158,007 shares of Common Stock directly held by the Mill Road Fund and the Lane Five Fund. No Pleiades Entity paid any cash consideration in connection with the execution and delivery of the Voting Agreement, and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity. The Reporting Persons further believe that the Issuer would be better able to realize its full value as a private entity. It is the Reporting Persons’ intent to acquire the Company. Accordingly, in a letter dated September 21, 2012, attached hereto as Exhibit 4, the Mill Road Fund submitted an offer to acquire all outstanding shares of the Issuer that it does not own.

On November 9, 2012, the Mill Road Fund entered into the Voting Agreement with the Lane Five Fund, the Lane Five Advisor and the Pleiades Fund, pursuant to which the Lane Five Fund, the Lane Five Advisor and the Pleiades Fund agreed to take certain actions, and to refrain from taking certain other actions, to support the Mill Road Reporting Persons’ intended acquisition of the Issuer, as more fully described in Item 6 below. The Voting Agreement is attached hereto as Exhibit 5 and incorporated by reference into this Item 4.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below and subject to the Voting Agreement, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

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Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,175,225 shares of Common Stock issued and outstanding as of July 23, 2012, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 29, 2012. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 19, 2012, unless otherwise indicated.

The disclosures required by paragraphs (a), (b) and (c) of Item 5 of Schedule 13D under the Exchange Act for the Mill Road Reporting Persons, the Lane Five Reporting Persons, the Pleiades Entities, and all of the Reporting Persons taken together as whole, respectively, are set forth below.

Mill Road Reporting Persons.

(a, b) The cover page to this Schedule 13D for each Mill Road Reporting Person is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5.

The Mill Road Fund directly holds, and thus has sole voting and dispositive power over, 831,771 shares of Common Stock. The Mill Road Fund GP, as sole general partner of the Mill Road Fund, also has sole authority to vote (or direct the vote), and to dispose (or direct the disposal) of, these shares of Common Stock, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Mill Road Fund GP. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.

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As a result of the Voting Agreement, each of the Mill Road Reporting Persons may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, the 326,236 shares of Common Stock directly held by the Lane Five Fund and the 157,542 shares of Common Stock directly held by the Pleiades Fund. Except to the extent that any Mill Road Reporting Person may be so deemed to have beneficial ownership of these 483,778 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Mill Road Reporting Person that such Mill Road Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Mill Road Reporting Persons may be deemed to beneficially own an aggregate of 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock, and the Mill Road Reporting Persons may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock.

(c) No Mill Road Reporting Person effected any transaction in the shares of Common Stock from November 13, 2012 (the day after the date that the Mill Road Reporting Persons filed Amendment No. 1 to this Schedule 13D) to November 19, 2012.

Lane Five Reporting Persons.

(a, b) The cover page to this Schedule 13D for each Lane Five Reporting Person is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5.

The Lane Five Fund directly holds, and thus has sole voting and dispositive power over, 326,236 shares of Common Stock. The Lane Five Fund GP, as sole general partner of the Lane Five Fund, also has sole authority to vote (or direct the vote), and to dispose (or direct the disposal) of, these shares of Common Stock. Pursuant to management contracts with the Lane Five Fund and the Pleiades Fund, respectively, the Lane Five Advisor has sole authority to vote (or direct the vote), and to dispose (or direct the disposal) of, these 326,236 shares of Common Stock and the 157,542 shares of Common Stock directly held by the Pleiades Fund. The Lane Five Advisor GP, as sole general partner of the Lane Five Advisor, also has sole authority to vote (or direct the vote), and to dispose (or direct the disposal) of, the shares of Common Stock beneficially owned by the Lane Five Advisor. Ms. Rapuano, as a managing member of the Lane Five Fund GP, has sole authority to vote (or direct the vote), and to dispose (or direct the disposal) of, the shares of Common Stock beneficially owned by the Lane Five Fund GP, and, as a managing member of the Lane Five Advisor GP, has sole authority to vote (or direct the vote), and to dispose (or direct the disposal) of, the shares of Common Stock beneficially owned by the Lane Five Advisor GP.

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As a result of the Voting Agreement, each of the Lane Five Fund and the Lane Five Fund GP may be deemed to have beneficial ownership of the 831,771 shares of Common Stock directly held by the Mill Road Fund and the 157,542 shares of Common Stock directly held by the Pleiades Fund. Except to the extent that the Lane Five Fund or the Lane Five Fund GP may be so deemed to have beneficial ownership of these 989,313 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Lane Five Fund or the Lane Five Fund GP that such Lane Five Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of the Voting Agreement, each of the Lane Five Advisor, the Lane Five Advisor GP and Ms. Rapuano may be deemed to have beneficial ownership of the 831,771 shares of Common Stock directly held by the Mill Road Fund. Except to the extent that the Lane Five Advisor, the Lane Five Advisor GP or Ms. Rapuano may be so deemed to have beneficial ownership of these 831,771 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Lane Five Advisor, the Lane Five Advisor GP or Ms. Rapuano that such Lane Five Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Lane Five Reporting Persons may be deemed to beneficially own an aggregate of 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock, and the Lane Five Reporting Persons may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock.

(c) No Lane Five Reporting Person, other than pursuant to the Voting Agreement, the Lane Five Fund as set forth in the table below under the heading “Lane Five Fund Transactions,” or the Lane Five Advisor on behalf of the Pleiades Fund as set forth in the table below under the heading “Pleiades Fund Transactions,” effected any transaction in the shares of Common Stock from September 20, 2012 (the date sixty (60) days prior to the filing of this Amendment No. 2 to this Schedule 13D) to November 19, 2012.

Lane Five Fund Transactions
Date of Transaction	Shares Purchased/ (Sold)	Price per Share ($)

10/11/2012	(39,180)	$5.3500

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the sale price does not reflect brokerage commissions paid.

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The Pleiades Entities.

(a, b) The cover page to this Schedule 13D for the Pleiades Fund is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5.

The Pleiades Fund directly holds, and thus has sole voting and dispositive power over, 157,542 shares of Common Stock. VPHI, as sole general partner of the Pleiades Fund, also has sole authority to vote (or direct the vote), and to dispose (or direct the disposal) of, these shares of Common Stock. Veritable, as the sole stockholder of VPHI, may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by VPHI.

As a result of the Voting Agreement, each Pleiades Entity may be deemed to have beneficial ownership of the 831,771 shares of Common Stock directly held by the Mill Road Fund and the 326,236 shares of Common Stock directly held by the Lane Five Fund. Except to the extent that any Pleiades Entity may be so deemed to have beneficial ownership of these 1,158,007 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Pleiades Entity that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Pleiades Entities may be deemed to beneficially own an aggregate of 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock, and the Pleiades Entities may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock.

(c) No Pleiades Entity, other than pursuant to the Voting Agreement or the Pleiades Fund as set forth in the table below, effected any transaction in the shares of Common Stock from September 20, 2012 (the date sixty (60) days prior to the filing of this Amendment No. 2 to this Schedule 13D) to November 19, 2012.

Pleiades Fund Transactions
Date of Transaction	Shares Purchased/ (Sold)	Price per Share ($)

10/11/2012	(10,820)	$5.3500

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the sale price does not reflect brokerage commissions paid.

The Reporting Persons.

(a, b) Accordingly, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock.

*        *        *

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The respective disclosures required by paragraphs (d) and (e) of Item 5 of Schedule 13D under the Exchange Act for all of the Reporting Persons are set forth below.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 9, 2012, the Mill Road Fund entered into the Voting Agreement with the Lane Five Fund, the Lane Five Advisor and the Pleiades Fund (collectively, the “Supporting Parties”). The Voting Agreement is attached hereto as Exhibit 5 and incorporated by reference into this Item 6.

Pursuant to the Voting Agreement:

(i) each of the Mill Road Fund and the Supporting Parties agreed that it will not, and will not permit any of its affiliates to, except as contemplated by the Voting Agreement, (1) transfer any equity securities of the Issuer other than in connection with an acquisition of control of the Issuer by the Mill Road Fund or an affiliate thereof (an “Acquisition”), (2) acquire (except for acquisitions by the Mill Road Fund) any equity securities of the Issuer other than in connection with an Acquisition, and (3) deposit any equity securities of the Issuer into a voting trust, grant any proxy or power of attorney with respect to the voting of any equity securities of the Issuer, or enter into or otherwise create any voting agreement or other arrangement with respect to the voting of any equity securities of the Issuer;

(ii) each of the Supporting Parties agreed to cause all equity securities of the Issuer over which such Supporting Party has voting power to be voted (1) in favor of the approval of any Acquisition and (2) against any proposal, offer or invitation to the Issuer, other than one made by the Mill Road Fund, that involves the acquisition of control of the Issuer, a sale of all or a substantial part of the assets of the Issuer, a restructuring or recapitalization of the Issuer, or any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of an Acquisition (any such proposal, offer or invitation being referred to in this Schedule 13D as a “Competing Proposal”);

(iii) each of the Supporting Parties irrevocably and unconditionally waived, and agreed not to exercise or assert, any appraisal or similar rights in connection with any Acquisition;

(iv) each of the Supporting Parties agreed that it would not, and that it would cause its affiliates not to, take certain actions, including, among others, (1) making a Competing Proposal, (2) joining with or inviting any other person to be involved in the making of any Competing Proposal, (3) providing any information to any other person with a view to any other person’s pursuing or considering to pursue a Competing Proposal, (4) encouraging or supporting (or providing encouragement or support to) any Competing Proposal or any person opposing an Acquisition, and (5) financing or offering to finance any Competing Proposal; and

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(v) each of the Supporting Parties was given the option, in connection with the consummation of any Acquisition, to roll over the equity securities of the Issuer held by such Supporting Party into an entity controlled by the Mill Road Fund that becomes a direct or indirect parent of the Issuer as a result of the consummation of such Acquisition (an “Acquisition Parent”).

The Voting Agreement terminates on the earliest to occur of (1) November 9, 2013, (2) the agreement of the Mill Road Fund and the Supporting Parties to cause such termination, (3) the consummation of an Acquisition, and (4) certain other events described in the Voting Agreement.

In connection with the Voting Agreement, the Mill Road Fund, the Lane Five Fund and the Pleiades Fund entered into a non-binding term sheet dated as of November 9, 2012 regarding the structure of the Acquisition Parent. This term sheet is attached hereto as Exhibit 6 and incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Scott P. Scharfman, Lane Five Partners LP, Lane Five Partners GP LLC, Lane Five Capital Management LP, Lane Five Capital Management, LLC, Lisa O’Dell Rapuano and Pleiades Investment Partners—LA, L.P. dated as of November 19, 2012

Exhibit 2	Confirming Statement of Thomas E. Lynch dated November 19, 2012

Exhibit 3	Confirming Statement of Scott P. Scharfman dated November 19, 2012

Exhibit 4	Letter from Mill Road Capital, L.P. to the Special Committee of the Board of Directors of Learning Tree International, Inc. dated September 21, 2012 (incorporated by reference to Exhibit 4 to the joint statement on Schedule 13D with respect to the Common Stock filed by the Mill Road Reporting Persons on October 29, 2012)

Exhibit 5	The Voting Agreement dated as of November 9, 2012 by and among Mill Road Capital, L.P., Lane Five Partners LP, Lane Five Capital Management LP and Pleiades Investment Partners—LA, L.P.

Exhibit 6	The Proposed Transaction Parent Term Sheet dated as of November 9, 2012 by and among Mill Road Capital, L.P., Lane Five Partners LP and Pleiades Investment Partners—LA, L.P. (incorporated by reference to Exhibit 6 to the Amendment No. 1 to the joint statement on Schedule 13D with respect to the Common Stock filed by the Mill Road Reporting Persons on November 13, 2012)

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Exhibit 7	Confirming Statement of Pleiades Investment Partners—LA, L.P. dated November 16, 2012.

[signature pages follow]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 19, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its general partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and
Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and
Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman

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LANE FIVE PARTNERS LP

By:	Lane Five Partners GP LLC,
its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE PARTNERS GP LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE CAPITAL MANAGEMENT LP

By:	Lane Five Capital Management, LLC
its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE CAPITAL MANAGEMENT, LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LISA O’DELL RAPUANO

/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano

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PLEIADES INVESTMENT PARTNERS—LA, L.P.

By:	Lane Five Capital Management LP
its attorney-in-fact

By:	Lane Five Capital Management, LLC
its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

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Annex I

Item 2 Disclosure for Certain Persons Related to the Pleiades Entities

(a)	The executive officers (and titles) of Veritable Partnership Holding, Inc. (“VPHI”) are:

•	Charles P. Keates (Vice President)

•	John J. Scuteri (Vice President)

•	Michael A. Stolper (Chairman, President and Assistant Secretary)

•	Timothy M. Alles (Secretary and Treasurer)

•	Jeffrey A. Beachell (Vice President)

The sole director of VPHI is Michael A. Stolper.

The executive officers (and titles) of Veritable, LP (“Veritable”) are:

•	Charles P. Keates (General Counsel and Chief Compliance Officer)

•	John J. Scuteri (Chief Operating Officer)

•	Michael A. Stolper (Chief Executive Officer)

•	Timothy M. Alles (Chief Financial Officer)

•	Thomas D. Mahoney (Chief Risk Officer)

•	David M. Belej (Chief Investment Officer)

Veritable does not have any directors.

All of the foregoing natural persons listed on this Annex I are referred to collectively in this Annex I as the “Directors and Officers.”

(b)	The business address of each of the Directors and Officers is 6022 West Chester Pike, Newtown Square, PA 19073.

(c)	The present principal occupation or employment of each of the Directors and Officers is serving in the capacities indicated above for the entities indicated above.

(d)	No Director or Officer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Director or Officer was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)	Each of the Directors and Officers is a citizen of the United States of America.